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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      Under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              --------------------

                                   CELANESE AG
                            (Name of Subject Company)
                              CELANESE CORPORATION
              (Translation of Subject Company's name into English)

                                   CELANESE AG
                        (Name of Person Filing Statement)

                          Ordinary Shares, No Par Value
                         (Title of Class of Securities)

                                    D1497A101
                      (CUSIP Number of Class of Securities)

                              Julie K. Chapin, Esq.
                          Vice President and Secretary
                          Celanese Americas Corporation
                                    Suite 310
                            550 U.S. Highway 202/206
                            Bedminster, NJ 07921-1590
                                 (908) 901-4500
            (Name, address and telephone number of person authorized
             to receive notices and communications on behalf of the
                            person filing statement)

                                    Copy to:
                               W. Jeffrey Lawrence
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

   | | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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         This constitutes Amendment No. 1 to the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on September 16, 2004 by Celanese AG, a stock corporation organized under the laws of Germany. The Schedule 14D-9 was filed in response to an offer, required by German law, by BCP Crystal Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, and certain related entities, to purchase from the minority shareholders of Celanese AG all outstanding registered ordinary shares, with no par value, for compensation of EUR 41.92 per share, or US $50.48 per share (based on the WM/Reuters USD/EUR Exchange Rate as of August 30, 2004) in cash, with interest.

Item 3.  Past Contacts, Transactions, Negotiations and Arrangements.

         Item 3 of the Schedule 14D-9 is hereby amended and supplemented by the following:

         (1) Section 3(a)(i), "Past Contacts, Transactions, Negotiations and Arrangements - Agreements or Arrangements Between Celanese and its Executive Officers, Directors or Affiliates - Incentive Plans - Long Term Incentive Plans" is hereby amended by adding the following after the final paragraph:

         "On November 1, 2004, following the resignation of Mr. Sonder, Mr. Premdas and Mr. Weidman from the Board of Management, the remaining members of, and the new appointee to, the Board of Management held a total of 13,000 stock options in the Company"

Item 4.  The Solicitation or Recommendation.

         Item 4 of the Schedule 14D-9 is hereby amended and supplemented by the following:

         Section 4(c), "The Solicitation or Recommendation - Intent to Tender", is hereby amended by deleting the final paragraph in its entirety and replacing it with the following:

         "Effective October 31, 2004, Mr. Sonder, Mr. Premdas and Mr. Weidman stepped down from their positions on the Management Board. Effective November 1, 2004, Peter Jakobsmeier joined the Management Board.

         As of November 1, 2004, the members of the Management Board held a total of 13,000 stock options, representing 13,000 Ordinary Shares in the Company. All such stock options were held by Mr. Jakobsmeier.

         As of November 1, 2004, all of the members of the Management Board, other than Mr. Jakobsmeier, had exercised their stock options for Ordinary Shares and tendered such Ordinary Shares in the Mandatory Offer. Mr. Jakobsmeier has stated as of November 1, 2004, that he has no current intention to tender the Ordinary Shares represented by his stock options in the Mandatory Offer."

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            CELANESE AG


                                            By: /s/ Andreas Pohlmann
                                                -------------------------------
                                                Name:  Andreas Pohlmann
                                                Title: Member of the Board


                                            By: /s/ Peter Jakobsmeier
                                                -------------------------------
                                                Name:  Peter Jakobsmeier
                                                Title: Member of the Board




Dated:  November 1, 2004


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